P.E. 2/4/02

02013861

FEB 8 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 4, 2002

Usinor
(Translation of Registrant's Name Into English)

Immeuble "La Pacific"
11-13, Cours Valmy
92800 Puteaux
France
(Address of Principal Executive Offices)

PROCESSED
MAR 06 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Usinor's Sales for the Fourth Quarter 2001.

PADOCS01/142951.1

USINOR

Sales for the Fourth Quarter 2001

Consolidated net sales of Usinor for the fourth quarter of 2001 amounted to 3,381 million euros, compared to 3,972 million for the fourth quarter of 2000, or a 14.5% decrease on a comparable basis.

in euro millions	4th quarter 2000	4th quarter 2001	Change on a comparable basis
Flat Carbon Steels	2,362	1,973	-15.9%
Processing and Distribution	1,160	853	-15.7%
Stainless Steels, Alloys and Specialty Plates	867	781	-11.3%
Other activities	162	100	-28.6%
Intra-Group sales	-579	-326	-
Usinor	3,972	3,381	-14.5%

Strong erosion of net sales for **Carbon Flat Steels** during the fourth quarter 2001 compared to fourth quarter 2000 confirms trends observed during the third quarter, and more specifically the severe drop of industrial activity. Within this context, the reduction of volumes (-9.5%) reflects an absence of apparent consumption, as well as significant production cuts. Average selling prices drop by 7% under further pressure of massive destocking.

Processing and Distribution show a volume decrease of 10.4% reflecting the same very tough environment. Demand and pricing for tubes remained weak and have considerably deteriorated in Distribution and Construction. Variation in average selling prices was –5.9%.

Stainless Steels, Alloys and Specialty Plates see 7.5% volume increase mainly due to higher shipments for flat stainless, a slight increase in the specialty plate activity and higher deliveries of semi-finished products. Average selling prices decrease by 17.9%, translating both a decrease of base prices and a drop of nickel prices of more than 30% compared to prices at year end 2000.

For Flat Carbon Steels the situation remains very difficult for the first quarter 2002. Demand from general industry continues to be very depressed, demand for automotive being now more positively oriented after a significant decrease at year end. One can nevertheless note that price increases announced in USA at the begining of the year and several statements made by European producers, coupled to further production cuts, could be interpreted as positive signs confirming the end of destocking during this first quarter 2002.

For Flat Stainless steels, a better demand and a reduced level of inventories could lead to a significant increase of base prices at the end of the quarter.

* * *

Consolidated net sales for year 2001 amounted to 14,523 million euros compared to 15,733 million for 2000 or a 7.8% decrease on a comparable basis.

in euro millions	2000	2001	Change on a comparable basis
Flat Carbon Steels	9,152	8,391	-8.1%
Processing and Distribution	4,593	3,759	-7.4%
Stainless Steels, Alloys and Specialty Plates	3,682	3,305	-11.1%
Other activities	619	446	-17.1%
Intra-Group sales	-2,313	-1,378	-18.7%
Usinor	15,733	14,523	-7.8%

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ.

30 January, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Usinor has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

USINOR

By: /s/ Robert Hudry
Name: Robert Hudry
Title: Chief Financial Officer